UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2019

Commission File Number: 001-38350

LITHIUM AMERICAS CORP.
(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E6
(778) 650-5820
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark whether the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7) [   ]

On April 9, 2019, Lithium Americas Corp. issued the documents attached hereto as Exhibit 99.1 and Exhibit 99.2, which are hereby incorporated by reference into this report furnished on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report

99.2	Transaction Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2019

LITHIUM AMERICAS CORP.

By:	/s/ W. Thomas Hodgson
Name:	W. Thomas Hodgson
Title:	Chief Executive Officer